UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TransAct Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

892918103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	Schedule 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Bart C. Shuldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 703,005(1)
	6	SHARED VOTING POWER 1,545(2)
	7	SOLE DISPOSITIVE POWER 703,005(1)
	8	SHARED DISPOSITIVE POWER 1,545(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,550(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.07%(1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 131,880 shares of common stock, par value $0.01 per share (“Company Common Stock”), of TransAct Technologies Incorporated (the “Company”) owned directly by the reporting person and (ii) 571,125 shares of Company Common Stock underlying options issued to the reporting person under the Company’s equity incentive plans that are currently exercisable.

CUSIP No. 892918103	Schedule 13G	Page 3 of 9 Pages

(2)	Shares of Company Common Stock owned by the reporting person’s spouse in an individual retirement account.

(3)	Beneficial ownership percentage is based upon 9,958,811 shares of Company Common Stock issued and outstanding as of December 31, 2023, as reported to the reporting person by the Company.

CUSIP No. 892918103	Schedule 13G	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER

TransAct Technologies Incorporated

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

One Hamden Center 2319 Whitney Avenue, Suite 3B Hamden, CT 06518

Item 2(a).	NAME OF PERSON FILING

Bart C. Shuldman

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

9 Marina Drive, Unit A Key Largo, FL 33037

Item 2(c).	CITIZENSHIP

United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER

892918103

CUSIP No. 892918103	Schedule 13G	Page 5 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.

CUSIP No. 892918103	Schedule 13G	Page 6 of 9 Pages

Item 4.	OWNERSHIP

(a)	Amount beneficially owned:
704,550(1)(2)

(b)	Percent of class:
7.07%(1)(2)(3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 703,005(1)

(ii)	Shared power to vote or direct the vote: 1,545(2)
(iii)	Sole power to dispose or direct the disposition of: 703,005(1)
(iv)	Shared power to dispose or direct the disposition of: 1,545(2)

(1)	Includes (i) 131,880 shares of common stock, par value $0.01 per share (“Company Common Stock”), of TransAct Technologies Incorporated (the “Company”) owned directly by the reporting person and (ii) 571,125 shares of Company Common Stock underlying options issued to the reporting person under the Company’s equity incentive plans that are currently exercisable.

(2)	Shares of Company Common Stock owned by the reporting person’s spouse in an individual retirement account.

(3)	Beneficial ownership percentage is based upon 9,958,811 shares of Company Common Stock issued and outstanding as of December 31, 2023, as reported to the reporting person by the Company.

CUSIP No. 892918103	Schedule 13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 892918103	Schedule 13G	Page 8 of 9 Pages

Item 10.	CERTIFICATIONS

Not applicable.

CUSIP No. 892918103	Schedule 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 5, 2024

/s/ Bart C. Shuldman
Name: Bart C. Shuldman